Exhibit 99.1

Jiayuan Announces Third Quarter 2011 Financial Results

Net Revenues Increase 84.5% Year—over-year to RMB90.9 million

BEIJING, China, November 17, 2011 – Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third quarter 2011 Highlights(1)

•                  Net revenues for the third quarter of 2011 were RMB90.9 million (US$14.3 million), a year-over-year increase of 84.5%.

•                  Operating income for the third quarter of 2011 was RMB21.5 million (US$3.4 million), a year-over-year increase of 132.4%. Excluding share-based compensation, non-GAAP(2) operating income for the third quarter of 2011 was RMB25.2 million (US$4.0 million), representing a year-over-year increase of 118.1%.

•                  Net income attributable to Jiayuan for the third quarter of 2011 was RMB24.9 million (US$3.9 million), a year-over-year increase of 242.6%. Excluding share-based compensation, non-GAAP net income attributable to Jiayuan for the third quarter of 2011 was RMB28.6 million (US$4.5 million), a 198.9% year-over-year increase.

•                  Jiayuan had 5,560,387 average monthly active user accounts(3) during the quarter, compared to 4,201,952 in the corresponding period in 2010. The number of average monthly paying user accounts in the third quarter of 2011 was 1,250,439, almost double the 649,250 average monthly paying user accounts recorded in the corresponding period in 2010.

“I’m pleased to report another quarter of strong growth for Jiayuan, as we continue to provide the best user experience in China’s online dating industry,” said Ms. Rose Gong, chief

(1) This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended September 30, 2011, were made at an exchange rate of RMB6.3780 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on September 30, 2011. Jiayuan’s functional currency is US$ and reporting currency is RMB.

(2) Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying ‘‘Non-GAAP Financial Measures’’ and ‘‘Reconciliations to Unaudited Condensed Consolidated Statements of Operations’’.

(3) Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan.com website at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month.

executive officer of Jiayuan. “Our recently launched smartphone applications were downloaded more than a million times by the end of September, and Jiayuan’s industry-leading map-based search services are quickly gaining traction in thousands of neighborhoods across the country. Building out innovative features such as these draws more new users into our network, helps them to make more valuable connections and ultimately encourages them to become more active on our site.”

Mr. Shang Koo, chief financial officer of Jiayuan, commented: “In the third quarter we were pleased to record very impressive growth on both the top and bottom lines driven by a marked increase in the number of average monthly paying user accounts, which doubled to more than 1.2 million user accounts from a year ago. We are confident that the paying user ratio will increase further as we roll out new features that increase user activity on our site and enhance our position as the clear market leader.”

Mr. Koo continued, “In the third quarter, we also began an extensive marketing effort aimed at promoting our mobile services and building brand awareness to solidify Jiayuan’s role as the best known brand in online dating in China.”

Third quarter 2011 Operational Results

The number of registered user accounts(4) as of September 30, 2011 was 50,512,874, with approximately 5.1 million new users acquired during the quarter.

The number of average monthly active user accounts for the third quarter 2011 was 5,560,387, representing a year-over-year increase of 32.3% from 4,201,952, and a quarter-over-quarter increase of 2.4% from 5,429,176.

The number of average monthly paying user accounts for the third quarter 2011 was 1,250,439, representing a year-over-year increase of 92.6% from 649,250, and a quarter-over-quarter increase of 9.8% from 1,139,171.

Average monthly revenue per paying user (“ARPU”) for online services for the third quarter 2011 was RMB20.2, compared to RMB20.1 for the corresponding period in 2010 and RMB20.0 for the second quarter of 2011.

Third quarter 2011 Financial Results

Jiayuan reported net revenues of RMB90.9 million (US$14.3 million) for the third quarter of 2011, representing a year-over-year increase of 84.5%, and a quarter-over-quarter increase of 9.1%. The increase in net revenues was primarily due to substantial growth in Jiayuan’s online

(4) Registered user accounts are accumulated amounts.

services.

•                  Online services contributed RMB76.0 million (US$11.9 million), or 83.5% of net revenues for the third quarter of 2011, representing a year-over-year increase of 94.3% from RMB39.1 million, and a quarter-over-quarter increase of 10.9% from RMB68.5 million.

•                  Events and VIP services contributed RMB13.7 million (US$2.1 million), or 15.0% of net revenues for the third quarter of 2011, representing a year-over-year increase of 78.9% from RMB7.6 million, and a slight quarter-over-quarter decrease from RMB14.5 million.

Cost of revenues for the third quarter of 2011 was RMB27.9 million (US$4.4 million), representing a year-over-year increase of 59.5% from RMB17.5 million, and a quarter-over-quarter increase of 10.0% from RMB25.4 million. This increase was primarily attributable to Jiayuan’s business expansion, and is in line with the quarter-over-quarter increase in net revenues.

Gross profit for the third quarter of 2011 was RMB63.0 million (US$9.9 million), representing a year-over-year increase of 98.3% from RMB31.8 million, and a quarter-over-quarter increase of 8.7% from RMB58.0 million. This growth is primarily attributable to a substantial increase in the number of average monthly paying user accounts.

Selling and marketing expenses were RMB25.8 million (US$4.1 million) for the third quarter of 2011, representing a year-over-year increase of 82.5% from RMB14.2 million, and a quarter-over-quarter increase of 18.3% from RMB21.8 million. This was primarily due to an increase in advertising spending to enhance brand awareness and promote Jiayuan’s wireless applications.

General and administrative expenses were RMB12.6 million (US$2.0 million) for the third quarter of 2011, compared to RMB8.2 million for the corresponding quarter of 2010, and RMB27.6 million for the second quarter of 2011. General and administrative expenses for the second quarter of 2011 included IPO-related share-based compensation expenses of RMB17.5 million in relation to the share-based awards granted to contractors, and current and former employees which fully vested upon the completion of Jiayuan’s IPO, as previously disclosed.

Research and development expenses were RMB3.1 million (US$487,000) for the third quarter of 2011, compared to RMB199,000 for the corresponding quarter of 2010 and RMB2.5 million for the second quarter of 2011. This increase was primarily due to an increase in the number of research and development personnel in connection with Jiayuan’s strategy to enhance its research and development capabilities.

Operating income for the third quarter of 2011 was RMB21.5 million (US$3.4 million),

representing a year-over-year increase of 132.4% from RMB9.3 million for the corresponding quarter of 2010, and a more than three-fold increase from RMB6.1 million in the previous quarter. Excluding share-based compensation expenses, non-GAAP operating income for the third quarter of 2011 was RMB25.2 million (US$4.0 million), representing a year-over-year increase of 118.1% from RMB11.5 million for the corresponding quarter of 2010, and a slight quarter-over-quarter decrease from RMB26.3 million.

Foreign currency exchange net gain for the third quarter of 2011 was RMB6.5 million (US$1.0 million), compared to a foreign currency exchange net loss of RMB323,000 for the second quarter of 2011 and nil for the corresponding quarter of 2010. The foreign currency exchange net gain for the third quarter of 2011 was mainly attributable to RMB appreciation during the period. The majority of the proceeds from Jiayuan’s IPO have been converted into RMB and are being held by its overseas entities whose functional currencies are the U.S. dollar.

Net income attributable to Jiayuan(5) for the third quarter of 2011 was RMB24.9 million (US$3.9 million), representing a year-over-year increase of 242.6% from RMB7.3 million for the corresponding quarter of 2010 and a 1635.5% quarter-over-quarter increase from RMB1.4 million. Net income attributable to Jiayuan for the second quarter of 2011 included share-based compensation expenses of RMB17.5 million in relation to the share-based awards granted to contractors, and current and former employees which fully vested upon the completion of Jiayuan’s IPO. Excluding share-based compensation expenses, non-GAAP net income attributed to Jiayuan for the third quarter of 2011 was RMB28.6 million (US$4.5 million), representing a year-over-year increase of 198.9% from RMB9.6 million for the corresponding quarter of 2010, and a quarter-over-quarter increase of 32.0% from RMB21.6 million.

Basic and diluted net income per ADS(6) for the third quarter of 2011 was RMB0.80 (US$0.12) and RMB0.75 (US$0.12), respectively, compared to basic and diluted net loss per ADS of RMB0.09 for the corresponding quarter of 2010, and basic and diluted net loss per ADS of RMB0.01 for the second quarter of 2011.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for the third quarter of 2011 were RMB0.91 (US$0.14) and RMB0.86 (US$0.13) respectively, compared to non-GAAP basic and diluted net income per ADS of RMB0.03 for the corresponding quarter of 2010 and non-GAAP basic and diluted net income per ADS of RMB0.81 and RMB0.76, respectively, for the second quarter of 2011.

(5) Net income attributable to Jiayuan.com is equivalent to net income attributable to ordinary shareholders since the third quarter of 2011 as all outstanding preferred shares were converted into ordinary shares upon the completion of Jiayuan’s IPO in May 2011.

(6) Basic and diluted net income per ADS are calculated based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

As of September 30, 2011, Jiayuan had cash and cash equivalents and short-term deposits of RMB595.2 million (US$93.3 million). Cash flows from operating activities for the third quarter of 2011 were RMB22.5 million (US$3.5 million).

Fourth Quarter 2011 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB88 million to RMB90 million for the fourth quarter of 2011. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, November 17, 2011, at 8 a.m. U.S. Eastern Time (9 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6723-9381
United States:	+1-718-3541-231
Hong Kong:	800-930-346
United Kingdom:	0808-234-6646
China:	800-8190-121

Passcode:	24935950

A replay of the conference call may be accessed by phone at the following number until November 24, 2011:

International:	+61-2-8235-5000
Passcode:	24935950

A live and archived webcast of the conference call will be available at ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranked first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2010, according to iResearch.

As of September 30, 2011, Jiayuan had 50.5 million registered user accounts, with an average of 5.6 million monthly active user accounts in the third quarter of 2011. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income to Jiayuan.com International Ltd, net (loss)/income attributable to ordinary shareholders and net (loss)/income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Operations” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

Beijing

Melody Liu

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Martin Reidy

Brunswick Group LLP

+86 (10) 5960-8600

jiayuan@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

+1 (212) 333-3810

jiayuan@brunswickgroup.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	June 30,	September 30,
	2011	2011	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	583,703	480,660	75,362
Short-term deposits	—	114,500	17,952
Accounts receivable, net	10,288	12,374	1,940
Deferred tax assets	2,017	1,943	305
Prepaid expenses and other current assets	7,971	9,652	1,513
Total current assets	603,979	619,129	97,072
Non-current assets:
Property and equipment, net	22,360	24,364	3,820
Total assets	626,339	643,493	100,892

LIABILITIES
Current liabilities:
Deferred revenue	76,715	79,569	12,476
Accrued expenses and other current liabilities	22,612	18,335	2,875
Income tax payable	15,446	12,657	1,984
Total current liabilities	114,773	110,561	17,335
Total Liabilities	114,773	110,561	17,335
Series A redeemable convertible preferred shares	—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares	338	338	53
Additional paid-in capital	513,608	517,300	81,107
Statutory reserves	392	392	61
Retained earnings/(Accumulated deficit)	(10,308)	14,561	2,283
Foreign currency translation adjustments	7,536	341	53
Total shareholders’ equity	511,566	532,932	83,557

Total liabilities, redeemable convertible preferred shares and shareholders’ equity	626,339	643,493	100,892

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$

Net revenues	49,271	83,347	90,910	14,253
Cost of revenues	(17,498)	(25,376)	(27,910)	(4,375)

Gross profit	31,773	57,971	63,000	9,878

Operating expenses:
Selling and marketing expenses	(14,162)	(21,847)	(25,845)	(4,052)
General and administrative expenses	(8,160)	(27,570)	(12,552)	(1,968)
Research and development expenses	(199)	(2,452)	(3,103)	(487)
Total operating expenses	(22,521)	(51,869)	(41,500)	(6,507)

Operating income	9,252	6,102	21,500	3,371

Interest income/(expense), net	519	(8)	1,660	260
Foreign currency exchange gain/(losses), net	—	(323)	6,473	1,015
Other income/(expense), net	553	(209)	94	15
Income before income tax	10,324	5,562	29,727	4,661
Income tax expenses	(3,065)	(4,129)	(4,858)	(762)

Net income attributable to Jiayuan.com International Ltd.	7,259	1,433	24,869	3,899

Accretion of redeemable convertible preferred shares	(2,197)	(979)	—	—
Income allocated to participating preferred shareholders	(6,767)	(648)	—	—

Net (loss)/income attributable to ordinary shareholders	(1,705)	(194)	24,869	3,899

Net (loss)/income per ADS – Basic	(0.09)	(0.01)	0.80	0.12
Net (loss)/income per ADS – Diluted	(0.09)	(0.01)	0.75	0.12

ADSs used in computing basic net (loss)/income per ADS	18,181,818	24,792,563	31,259,596	31,259,596
ADSs used in computing diluted net (loss)/income per ADS	18,181,818	24,792,563	33,224,779	33,224,779

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended September 30, 2010			Three Months Ended June 30, 2011			Three Months Ended September 30, 2011
	Non-GAAP			Non-GAAP			Non-GAAP
	GAAP	Adjustments(a)	Non-GAAP	GAAP	Adjustments(a)	Non-GAAP	GAAP	Adjustments(a)	Non-GAAP
Operating income	9,252	2,297	11,549	6,102	20,199	26,301	21,500	3,692	25,192
Net income attributable to Jiayuan.com International Ltd.	7,259	2,297	9,556	1,433	20,199	21,632	24,869	3,692	28,561
Net (loss)/income attributable to ordinary shareholders	(1,705)	2,297	592	(194)	20,199	20,005	24,869	3,692	28,561
Basic net (loss)/income per ADS	(0.09)		0.03	(0.01)		0.81	0.80		0.91
Diluted net (loss)/income per ADS	(0.09)		0.03	(0.01)		0.76	0.75		0.86
ADSs used in computing basic net (loss)/income per ADS	18,181,818		18,181,818	24,792,563		24,792,563	31,259,596		31,259,596
ADSs used in computing diluted (loss)/net income per ADS	18,181,818		18,902,471	24,792,563		26,368,955	33,224,779		33,224,779

Note:

(a) To adjust for share-based compensation expense.